EXHIBIT 3.2

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VISION-SCIENCES, INC.

VISION-SCIENCES, INC. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify:

FIRST: That, in accordance with Section 242 of the DGCL, the Board of Directors of the Corporation duly adopted resolutions declaring advisable the amendment of the Amended and Restated Certificate of Incorporation of the Corporation and directing that said amendment be considered for approval by the stockholders of the Corporation at a special meeting of the stockholders of the Corporation.

SECOND: That, in accordance with Section 242 of the DGCL, the stockholders of the Corporation duly approved the proposed amendment at a special meeting of the stockholders of the Corporation by a majority of the outstanding stock entitled to vote thereon.

The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section A of the FOURTH Article of the Corporation’s Amended and Restated Certificate of Incorporation be amended by inserting a new paragraph at the end thereof to read in full as follows:

At 4:05 p.m. EDT on March 31, 2015 (the “Effective Time”), a one-for-five reverse stock split of the Common Stock shall become effective, pursuant to which each five shares of Common Stock issued or outstanding (including treasury shares) immediately prior to the Effective Time shall be reclassified and combined into one validly issued, fully paid and nonassessable share of Common Stock automatically and without any action by the holder thereof and shall represent one share of Common Stock from and after the Effective Time (such reclassification and combination of shares, the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain at $0.01 par value per share. The Corporation shall not issue fractional shares to the stockholders entitled to a fractional interest in a share of Common Stock issued pursuant to the Reverse Stock Split. In lieu of any fractional share of Common Stock to which a stockholder otherwise would be entitled as a result of the Reverse Stock Split, the Corporation shall pay a cash amount equal to the fair value of the fractional share of Common Stock as of the Effective Time which shall be equal to a proportional interest of the value of a whole share based on the closing sale price of the Common Stock on The NASDAQ Capital Market on the day of the Effective Time.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

FOURTH: The effective time and date of said amendment to the Amended and Restated Certificate of Incorporation of the Corporation shall be 4:05 p.m. EDT on March 31, 2015.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Amended and Restated Certificate of Incorporation to be signed by its President and attested by its Secretary this 31st day of March, 2015.

Vision-Sciences, Inc.

By:	/s/ Howard I. Zauberman
Howard I. Zauberman
President and Chief Executive Officer

ATTEST:

/s/ Aaron J. Polak, Esq.
Aaron J. Polak, Esq.
General Counsel and Corporate Secretary